02035845

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

PE 5-1-02

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

CABLE AND WIRELESS PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

124 Theobalds Road, London WC1X 8RX
(Address of principal executive offices)

k:\legal\precedents\general transactions\sec form 6k.doc

EXHIBIT INDEX

Exhibit Number	Description
1.	Press Release dated 1 May 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
2.	Press Release dated 3 May 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
3.	Press Release dated 8 May 2002 announcing director's interests in the Ordinary Shares of Cable and Wireless PLC.
4.	Press Release dated 15 May 2002 announcing board changes at Cable and Wireless PLC
5.	Press Release dated 15 May 2002 announcing Cable and Wireless PLC results for the year ended 31 March 2002.
6.	Press Release dated 15 May 2002 announcing Cable and Wireless PLC notification of Director's interests in shares.
7.	Press Release dated 16 May 2002 announcing interests in the ordinary shares of Cable and Wireless PLC.

Exhibit 1

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

1st May 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 30 April 2002 that on 30 April 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 3,309 Ordinary Shares at a price of £1.8275 per share.

Following the disposal, 38,295,438 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 2

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

3 May, 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 3 May 2002 that on 30 April 2002 the Trustee of the Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 8,122 Ordinary Shares at a price of £1.81 per share.

Following the disposal, 38,287,316 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc), in their capacity as members of the class of beneficiaries under the Trust, and Towers Perrin Share Plan Services (GSY) Limited, in its capacity as Trustee of the Trust, are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Heledd M. Hanscomb
Corporate Compliance Executive

Exhibit 3

8 May 2002

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 8 May 2002 that on the same date Mr Graham M Wallace, Chief Executive acquired 68 Ordinary Shares in the Company at a price of £1.821 pence per share under the Cable & Wireless Share Purchase Plan.

Exhibit 4

CABLE & WIRELESS **Announcement**

BOARD CHANGES AT CABLE & WIRELESS

Cable and Wireless plc today (15 May 2002) announced the following changes to the Board.

As he will be 70 this year, Sir Ralph Robins is to retire as Chairman and from the Board at the end of December 2002 and will be succeeded by David Nash. David Nash is currently a non-executive director of the Group and Chairman of the Audit Committee. From 15 May 2002, until he takes on the Chairmanship, he becomes a Deputy Chairman, alongside current Deputy Chairman and Senior Non-Executive Director Sir Win Bischoff who will continue in these roles. The Board will also be recruiting two new non-executive directors.

Robert Lerwill, currently Group Finance Director and Chief Executive, Cable & Wireless Regional, is to relinquish his finance role in order to concentrate on the management and development of Cable & Wireless Regional, with effect from 1 July 2002. This move reflects the importance of Cable & Wireless Regional as a core part of the Group. He will also become Deputy Chief Executive of the Group, and will take responsibility for the Group legal, public policy and company secretarial functions.

David Prince is appointed Group Finance Director and joins the Board, also with effect from 1 July. He is currently Group Chief Financial Officer of Pacific Century Cyberworks (PCCW) and a member of the PCCW Board, having previously been Deputy Chief Executive and Finance Director of Cable & Wireless HKT. David Prince brings significant international experience of the global telecommunications industry.

In addition, Adrian Chamberlain, Group Director, Strategy and Corporate Development, is appointed to the Board effective today (15 May 2002).

Robert Lerwill, David Prince and Adrian Chamberlain together with Don Reed, Chief Executive Officer, Cable & Wireless Global, report to Graham Wallace, Chief Executive of the Group.

Sir Ralph Robins said: 'These changes reflect and reinforce Cable & Wireless' enormous transformation as a Group in recent years, a transformation that is still continuing.

'David Nash has brought great rigour, independence and energy to his role on the Board. He combines an in-depth understanding of Cable & Wireless with a thorough appreciation of the challenges and opportunities ahead.

'Robert Lerwill has done an exceptional job as Group Finance Director, since 1997 and in his additional stewardship of Cable & Wireless Regional. His responsibilities going forward reflect the significance of Cable & Wireless Regional as a key component of the Group. David Prince will be a very strong successor as Group Finance Director.

'Adrian Chamberlain will be an excellent addition to the Board and will be part of a very strong, experienced executive team.'

ENDS

Notes to editors

Sir Ralph Robins, age 69, joined the Cable and Wireless plc Board in April 1994 and became Chairman in June 1998. He is Chairman of the Nomination Committee and a member of the Audit and Remuneration Committees. He was Chairman of Cable & Wireless Optus Limited from December 1998 until its sale in August 2001. He has been Chairman of Rolls-Royce plc since 1992 and has announced his intention to retire from this role. He is a non-executive director of Standard Chartered plc.

David Nash, age 61, joined the Cable and Wireless plc Board in September1995. He is Chairman of the Audit Committee, and a member of the Remuneration Committee. He was Chairman of Cable & Wireless Communications plc from December 1998 until its restructuring and sale in May 2000. He was formerly Chairman of Kenwood Appliances plc and General Healthcare Group Limited and a non-executive director of Axa UK plc, The Energy Group plc and IMRO. He was Group Finance Director of Grand Metropolitan plc and then Chairman and Chief Executive of its food and retailing businesses. He previously worked for ICI plc and Cadbury Schweppes plc. He is Honorary Treasurer of the Prince of Wales International Business Leaders Forum.

Robert Lerwill, age 50, joined Cable & Wireless as Group Finance Director in January 1997. He has also been Chief Executive, Cable & Wireless Regional since May 2000 and was previously a director of Cable & Wireless Optus, Cable & Wireless HKT and Cable & Wireless Communications. Previously, he had been Group Finance Director of WPP Group plc since 1986. He is a non-executive director of Aegis Group plc.

David Prince, age 50, originally joined Cable & Wireless in 1981, undertaking a variety of senior finance and commercial roles before being appointed Finance Director of Hongkong Telecom in 1994. He was appointed Deputy Chief Executive and Finance Director of Hongkong Telecom in 1999, and following the merger of PCCW and HKT in 2000 he became Group Chief Financial Officer of PCCW. He announced in March 2002 that he would be stepping down from his PCCW roles, with effect from 31 May.

Adrian Chamberlain, age 44, is Group Director, Strategy and Corporate Development reporting to Graham Wallace, Chief Executive. Adrian was previously on secondment to Cable & Wireless Optus in Australia as Managing Director Consumer & Multimedia, having been Chief Executive of the Consumer Division of Cable & Wireless Communications. His career prior to joining Cable & Wireless in 1995 included strategy and business development roles with the Boston Consulting Group and BT.

Contact details:

Media:
Susan Cottam + 44 (0) 20 7315 4410
Peter Eustace + 44 (0) 20 7315 4495

Investors:
Chris Tyler + 44 (0) 20 7315 4460
Darren Makarem + 44 (0) 20 7315 6225
Valerie Gerard + 646 735 4211

Exhibit 5

15 May 2002

CABLE AND WIRELESS PLC
RESULTS FOR THE YEAR ENDED 31 MARCH 2002

Group revenue	**£5,911m**
EBITDA before exceptionals	**£822m**
Profit before tax, exceptionals and goodwill amortisation	**£61m**
Loss per share before exceptionals and goodwill amortisation	**(5.7)p**
Exceptional charges including goodwill and asset write downs	**£(4,217)m**
Net cash balance	**£2,629m**
Total dividend per share (final proposed dividend – 3.5p)	**16.5p**

- Results in line with February guidance.
- Substantial improvement in Cable & Wireless Global's second half performance.
- Hosting business performing ahead of expectations.
- Strong cash position: £2.6 billion net cash - £400 million better than guidance.
- Further reductions in capital spending.
- Rationalisation of US business to improve Cable & Wireless Global's profitability.
- Continuing strong Cable & Wireless Regional performance.
- Board changes announced separately.

Graham Wallace, Chief Executive Cable and Wireless plc, said:

"These full-year results are either in line with or better than the guidance we gave in our trading update in February. Cable & Wireless Global's margin performance in the second half of the year showed a significant improvement over the first half, with EBITDA almost doubling. Cable & Wireless Regional performed ahead of our expectations.

"The net cash figure of £2.6 billion is £400 million better than forecast. Our strong cash position at the end of the year reflects the £100 million lower than expected cost of buying back 15% of our shares and very efficient cash management within the group. With customers increasingly concerned about the stability of their suppliers, our strong balance sheet is a continuing source of competitive advantage.

"In light of the materially changed market conditions, we have reviewed the value of certain tangible and intangible assets. As a result, we have written down fixed assets by £2 billion, mainly in Cable & Wireless Global, and written down goodwill by £2 billion, relating to acquisitions made between 1998 and 2000. This provides us with a competitive asset base as the industry consolidates and restructures, and follows two years of net exceptional gains, totalling £6.3 billion."

Chief Executive's statement

The last year has been one of unprecedented turmoil in the telecommunications market and we have inevitably felt the impact. However, the continued development of our two divisions, Cable & Wireless Global and Cable & Wireless Regional, underpinned by our financial strength, gives us the right strategy and structure in the current environment.

Within Cable & Wireless Global, revenue from large national and multinational corporate customers ("Enterprise") grew by 10% as a result of continuing strong demand for complete communications and e-commerce solutions. Service Providers' revenue fell by 14% following a sharp reduction in demand for network capacity. Business Markets' revenue declined by 18%, reflecting our deliberate withdrawal from unprofitable business.

We have combined our original hosting and web services business with those of Exodus and Digital Island, the US-based hosting businesses. Both acquisitions have performed well, resulting in better than forecast EBITDA. The two acquisitions have substantially strengthened our presence in the US and our ability to serve Enterprise customers.

We are restructuring our whole US business to reflect the strength of our hosting and web services proposition and our focus on Enterprise customers and IP and data services.

During the year, our concentration on improving gross margins in Cable & Wireless Global has produced results. We have streamlined our cost base, improved our high-end customer offering and significantly reduced capital intensity.

In the second half, Cable & Wireless Global's gross margin improved to 42% and operating costs were reduced at an annualised rate of £150 million, resulting in an EBITDA improvement of around 90%. The cost savings reflect the fall in staff costs, following headcount reductions of more than 8,000 since December 2000, and the benefit of other cost reduction initiatives.

As forecast, capital expenditure in Cable & Wireless Global was £1.1 billion, down from £2.1 billion in the previous year. In the current financial year we expect this to decline still further to around £650 million, including hosting, as we complete our network build-out and require less capital expenditure to develop our data centre capabilities following our hosting acquisitions.

Cable & Wireless Regional performed strongly, with continuing revenue increasing by 8% and the EBITDA margin being maintained at 43%. The business is successfully rebalancing away from international voice and towards domestic revenue with strong growth in both mobile (21%) and IP and data services (34%). Greater efficiencies, including a 2,500 headcount reduction programme, have reduced the operating cost base by 4%.

We believe we can capitalise further on the experience and skills within Cable & Wireless Regional's existing businesses, in complementary areas and in co-operation with Cable & Wireless Global. For example, Cable & Wireless recently announced it has reached agreement to purchase Guernsey Telecoms Limited, subject to approval by the States of Guernsey.

We have no illusions as to the challenges we face in the current environment. Nevertheless, the underlying competitive strengths of the businesses combined with our cash position provide a sound basis for improvements in future profitability and cashflow.

Guidance for 2002/2003

Guidance has not previously been given for this period.

Cable & Wireless Global (including hosting and web services)
For the six months to 30 September 2002

Market conditions in the sector remain volatile and there continues to be an unusual degree of uncertainty in sector demand forecasts in the short term. Accordingly, guidance in respect of Cable & Wireless Global is limited to the first six months of the financial year.

This guidance excludes capacity sales because of their one-off nature. Excluding capacity sales from both periods, revenue in Cable & Wireless Global, including the hosting and web services business, is expected to grow in the six months to 30 September 2002 by between zero and ten percent compared with the second half of 2002. The revenue growth is expected to come largely from a full six months of the hosting and web services business.

We will continue to focus on improving gross margin and expect the gross margin percentage in Cable & Wireless Global to be between 47% and 50% compared with 45% on an equivalent basis in the second half of 2002. Net operating costs are expected to be around £950 million.

As a result of the actions we are taking to restructure our whole US business to reflect the strength of our hosting and web services proposition and our focus on Enterprise customers and IP and data services, we anticipate taking an exceptional restructuring charge in the first half. As a result of these actions, EBITDA margins are expected to improve in the second half. This guidance does not include any impact of the US restructuring because the majority of the effect on revenue is expected to be in the second half.

Based on a continuation of the trends in 2002/03 Cable & Wireless Global is expected to become free cash flow positive by the fourth quarter of 2003/04.

Cable & Wireless Regional
For the year to 31 March 2003

We expect revenue in Cable & Wireless Regional to grow by between zero and five percent, and EBITDA margins to continue to be above 40%.

Capital expenditure
For the year to 31 March 2003

Capital expenditure for the Group for the year is expected to be around £950 million: around £650 million for Cable & Wireless Global, including hosting and web services, and less than £300 million for Cable & Wireless Regional.

Financial and operations review

Profit and loss

Revenue	2001	2002
	£m	£m
Cable & Wireless Global	3,964	3,548
Hosting & web services*	-	167
Cable & Wireless Regional	1,357	1,459
Intra group eliminations	(107)	(34)
Continuing businesses	5,214	5,140
Discontinued operations and other disposals**	2,885	771
Group revenue	8,099	5,911

EBITDA & profit/(loss) before tax	2001	2002
	£m	£m
Cable & Wireless Global	345	147
Hosting & web services*	-	(102)
Cable & Wireless Regional	580	629
Corporate charges	(20)	(50)
Continuing businesses	905	624
Discontinued operations and other disposals**	877	198
EBITDA before exceptionals	1,782	822
Depreciation	(1,135)	(1,084)
Associates and joint ventures	114	115
Operating profit/(loss) before exceptionals and amortisation	761	(147)
Interest, other income and fixed asset disposals	114	208
Profit before tax before exceptionals and goodwill amortisation	875	61
Exceptionals	3,226	(4,217)
Goodwill amortisation	(469)	(562)
Profit/(loss) before tax	3,632	(4,718)

* Digital Island (consolidated for 9½ months), Exodus (included for 2 months) and 6 months of Cable & Wireless' own hosting business.
** principally C&W Optus and Mitratel for this period in addition to CW HKT, CWC and Paktel last year.

Group underlying results

	2001	2002			
	Reported	Underlying Result	Goodwill Amortisation	Exceptionals	Reported
	£m	£m	£m	£m	£m
Profit/(loss) before tax	3,632	61	(562)	(4,217)	(4,718)
Tax	(520)	(83)	-	(228)	(311)
Profit/(loss) after tax	3,112	(22)	(562)	(4,445)	(5,029)
Minority interest	(258)	(133)	1	38	(94)
Attributable profit/ (loss)	**2,854**	**(155)**	**(561)**	**(4,407)**	**(5,123)**
Loss per share (pence)	104.5p	(5.7)p	(20.5)p	(161.2)p	(187.4)p

Exceptional Items

Exceptional Items	2001 £m	2002 £m
Asset impairment – Cable & Wireless Global	(444)	(1,823)
Asset impairment – Cable & Wireless Regional	-	(191)
Goodwill impairment – Cable & Wireless Global	-	(2,007)
Asset and goodwill impairment – total	(444)	(4,021)
Disposals of operations	4,201	1,046
Investment write-down	(43)	(904)
Other exceptional costs	(488)	(338)
Total	3,226	(4,217)

Net exceptional losses before tax and minority interests were £4,217 million (2001 – exceptional gains of £3,226 million).

Fixed assets in Cable & Wireless Global were written down by £1,823 million, principally cables and fibres, where our ownership of capacity is in excess of our predicted future traffic levels, and a write down of our global network, based upon current net recoverable values. An additional £191 million was written down in Cable & Wireless Regional, mainly relating to TDMA mobile assets, which are due to be replaced by alternative technologies.

Goodwill was written down by £2,007 million, £887 million related to the elimination of unamortised goodwill on the US MCI acquisition (acquired in 1998) and on the European IP acquisitions (acquired between 1999 and 2000). Goodwill on the UK DataCo acquisition (acquired in 2000) was reduced by £996 million, and goodwill arising on the acquisition of IDC in Japan (acquired in 1999) was reduced by £124 million.

Exceptional costs of £338 million were incurred, relating mainly to the withdrawal from certain products and businesses such as wholesale dial.

These exceptional costs were partially offset by the £1,046 million net profit earned on the sale of the Group's interests in Cable & Wireless Optus.

Cash flow

Cashflow	H1 £m	H2 £m	2002 £m
EBITDA	508	314	822
Working capital	(605)	240	(365)
Capital Expenditure	(1,222)	(671)	(1,893)
Operating Cashflow	**(1,319)**	**(117)**	**(1,436)**
Tax, interest & other	(145)	(196)	(341)
Acquisitions/Disposals	3,421	(337)	3,084
Share buy back & dividends	(321)	(1,453)	(1,774)
Movement in cash balances	1,636	(2,103)	(467)
Cash brought forward	3,096	4,732	3,096
Total net cash	4,732	2,629	2,629

Operating cashflow in the second half of the year improved significantly compared with the first half, principally as a result of reduced working capital and capital expenditure.

Capital expenditure was down 43% to £1,893 million compared to the previous year. The main components were £1,142 million in Cable & Wireless Global, £55 million in Digital Island and Exodus, £291 million in Cable & Wireless Regional and £405 million in Cable & Wireless Optus prior to its disposal.

Cash paid for acquisitions in the year, net of cash received, totalled £527 million. Of this, £478 million related to the purchase of selected business assets of Exodus Inc, and £32 million to the acquisition of Digital Island.

Cash received from the sale of subsidiaries totalled £2,372 million. This related primarily to the sale of the Group's shareholding in Cable & Wireless Optus.

During the year the Group spent £1,108 million on a share buyback, and paid dividends of £669 million.

At 31 March 2002, the Group had net cash (including treasury instruments held as current asset investments) of £2,629 million (2001 - £3,096 million).

At 31 March 2002, the Group's net cash comprised cash and equivalent assets of £4,888 million and gross debt of £2,259 million. The Group's debt has an average maturity of 4.1 years.

Cable & Wireless Global

Cable & Wireless Global delivers voice, data and IP solutions to corporate customers in the three key markets of Europe, the US and Japan. Cable & Wireless Global comprises the wholly owned operations in these three regions and is organised around customer-facing sales and marketing segments. The Enterprise channel focuses on multinational and large national corporate customers, the Service Provider channel provides services to telecommunications operators and service providers, and the Business Markets channel targets small and medium-sized enterprises.

The tables below give revenue by channel, geography and service.

Revenue	2001 £m	Enterprise £m	Service Providers £m	Business Markets £m	2002 £m
US	862	143	204	327	674
UK	2,365	582	1,093	470	2,145
Europe	251	29	219	50	298
Japan & Asia	486	114	129	188	431
	3,964	868	1,645	1,035	3,548
Hosting & web services					167
Total	3,964	868	1,645	1,035	3,715
Growth %		*10*	*(14)*	*(18)*	*(6)*

Revenue	2001 £m	Enterprise £m	Service Providers £m	Business Markets £m	Hosting & web services £m	2002 £m
IP	881	91	460	165	167	883
Data	815	386	139	298	-	823
Voice	2,268	391	1.046	572	-	2,009
Total	3,964	868	1,645	1,035	167	3,715

Enterprise

Enterprise revenue grew 10%, with good growth in the US and the UK. Cable & Wireless Global offers Enterprise customers with multi-site requirements a single end-to-end solution to their entire communications and e-commerce requirements.

During the year, IP revenue increased, through new customer wins and higher sales to existing customers in the US and the UK. The business has benefited from its strong portfolio of products, including virtual private networks ("VPN") and internet service provisioning with secure dial-in.

Data revenue increased, capitalising on Cable & Wireless' global strength and large product portfolio.

Voice revenue increased from high margin contact centre products and services from the Intelligent Network.

Service Providers

Revenue from Service Providers was down 14% compared to last year due to a sharp reduction in capacity sales and declining voice revenue in the US and the UK.

IP revenue in Service Providers was lower, principally because of a decline in capacity sales discussed below. IP revenue in Japan increased by £22 million. IP revenue in Europe remained flat, although Cable & Wireless has successfully repositioned itself in this market to sell its IP dial-up and global.net products to European carriers. In the US, IP revenue was also flat across the year as a whole but the win rate increased significantly in the last two months of the year.

Data revenue was lower, as some operators have migrated traffic onto their own networks and others have retrenched due to poor market conditions. Interconnects have now been established with many national and global operators, offering them access to Cable & Wireless' extensive global Frame Relay and ATM networks with coverage in over 80 countries.

Declining prices, rising customer bankruptcies and a deliberate move away from low margin business, led to lower voice revenue.

Capacity Sales

The nature of the telecommunications industry makes it essential for carriers to contract with each other to provide services to their respective customers. It is not always cost effective for a carrier to build an entire global network for its own exclusive use. It is therefore common practice for carriers to interconnect and to purchase network capacity from each other, either through leases or an indefeasible right of use (IRU). An IRU is a form of contract under which the acquirer is entitled to the exclusive use of a fixed amount of telecommunications capacity (or certain telecommunication facilities) for a defined period that normally equates to the useful economic life of the asset in question.

Cable & Wireless has undertaken IRU purchases in order to obtain the network capacity it needs to meet its customers' requirements. Cable & Wireless has also sold network capacity to other carriers from stocks of capacity held for re-sale.

In the year ended 31 March 2002, capacity sales by the Group as a whole totalled £229 million (2001: £369 million). Sales by Cable & Wireless Global totalled £207 million (2001: £312 million). The decline in sales reflects the current difficult capital markets for telecoms companies and the fact that carriers have largely completed their network build-out programmes. The aggregate gross margin on capacity sales for the Group was £142 million (2001: £210 million). The gross margin for Cable & Wireless Global was £125 million (2001: £181 million).

In building its global network, Cable & Wireless Global has purchased capacity from several operators. Some of these have also acquired capacity from Cable & Wireless Global. The network capacity obtained by Cable & Wireless Global through these transactions has, in each case, been for specific commercial needs involving their long-term use in the business and has been acquired through separate, legally enforceable cash transactions. Capacity sales to carriers from whom Cable & Wireless Global also acquired capacity during the same financial year totalled £151 million (2001: £235 million). Gross margin on these sales amounted to £83 million (2001: £127 million).

Capacity acquired from carriers to whom such sales were made amounted to £223 million (2001: £192 million). There were 11 (2001 - 9) counterparties to these sales and purchases.

Business Markets

The Business Markets channel saw an 18% decline in revenue as a result of weak market conditions in all geographies and Cable & Wireless' deliberate withdrawal from lower margin business.

Voice and IP revenue in the US and the UK was lower as Cable & Wireless disposed of non-profitable businesses and shed low-margin customers. Worsening market conditions also contributed to the fall in revenue. In Europe, IP revenue was lower as certain loss-making parts of the business were closed.

In Europe, including the UK, data revenue increased by £33 million.

Hosting & web services

The acquisitions of Digital Island and Exodus' business assets accelerated Cable & Wireless' global IP and data strategy of moving towards higher margin, value-added services. The newly combined unit offers a comprehensive range of integrated managed hosting, intelligent network services, content delivery and other value-added services to business customers in the US, Europe and Japan. Cable & Wireless' hosting and web services are operated from data centres around the world, connected by Cable & Wireless' advanced IP network, which spans 70 countries and which features a content delivery network that reaches more than 35 countries world-wide.

The combined Digital Island, Exodus and Cable & Wireless hosting and web service facilities generated £167 million in revenue in the year under Cable & Wireless ownership (nine and a half months for Digital Island, two months for Exodus and six months for Cable & Wireless' own hosting business).

Digital Island increased its proportion of managed hosting revenue and content delivery volumes were up over 50% compared to the second half of the prior year. Low-value customers, primarily dot.coms, were managed out of the base in favour of enterprise customers. Revenue quality improved as enterprise customers increased their usage, and average revenue per customer per year increased.

Exodus exceeded revenue expectations set at the time of the acquisition, mainly because more customers than expected chose to stay with the business, reassured by Cable & Wireless' financial strength.

Exodus provides complex managed hosting and other hosting services, supported by sophisticated systems and network management and security solutions, mainly to enterprise customers with business-critical internet operations. Its customers include many leading companies across the financial services, technology, healthcare, automotive and transportation sectors.

The purchase and integration of the Exodus business creates significant revenue and cost synergies. The Cable & Wireless network will benefit from substantial new volumes of traffic, particularly in the US. This will improve the economics of the network and reduce Exodus' network costs. There are also attractive opportunities to cross-sell Cable & Wireless' IP solutions, including web infrastructure services and content delivery, to Exodus' high quality customer base.

Gross margin

	2001		H1		H2		2002	
By Channel	£m	%	£m	%	£m	%	£m	%
Enterprise	348	44	175	41	197	45	372	43
Service Providers	733	38	347	40	282	36	629	38
Business Markets	604	48	215	39	230	47	445	43
Total	1,685	43	737	40	709	42	1,446	41

	2001		H1		H2		2002	
By Geography	£m	%	£m	%	£m	%	£m	%
US	293	34	58	16	93	29	151	22
UK	964	41	460	41	387	37	847	39
Europe	160	64	117	76	105	73	222	74
Japan & Asia	268	55	102	45	124	61	226	52
Total	1,685	43	737	40	709	42	1,446	41

Enterprise

Gross margins improved in the second half of the year, reflecting an improved contribution from IP and data.

IP gross margins improved, helped by better IP VPN gross margins and by initiatives such as the introduction of backhaul charges on certain IP access services in the US.

Gross margin percentages on data improved to 41% in the first half, and to 42% in the second half, despite continued price pressure.

Voice gross margin percentages were stable throughout the year.

Service Providers

Gross margins fell in the second half as a result of lower capacity sales and lower volumes of voice revenue.

After excluding capacity sales, gross margin improved by 1% to 36% in the second half, reflecting a change in the mix of revenue and improved margins on IP revenue.

Business Markets

Gross margins in the second half of the year improved despite a fall in second half revenue. Rationalisation of the Business Markets channel, with a focus on higher value services and customers, has delivered clear improvements over the year. Market conditions in the US remained tough and the business continued to shed smaller voice customers as it moved toward an indirect sales model and focused on data and IP services.

Channel Margin

Channel margin is the contribution made by each of Cable & Wireless Global's channels, after all direct costs have been deducted from the channel gross margins.

	2001		H1		H2		2002	
Margins by Channel	£m	%	£m	%	£m	%	£m	%
Enterprise	189	24	105	24	140	32	245	28
Service Providers	640	33	288	33	223	29	511	31
Business Markets	224	18	89	16	98	20	187	18
Total	1,053	27	482	26	461	27	943	27

Enterprise channel margin increased by £56 million year on year. In the second half, the channel margin percentage improved from 24% to 32% as a result of initiatives taken throughout the year, such as the sales staff reduction programme and the property rationalisation programme.

Service Providers suffered a lower channel margin compared to the previous year. This is mainly due to a reduction in capacity sales margin and to a £32 million increase in bad debts resulting from carriers either in bankruptcy or extreme financial distress.

Business Markets' channel margin improved by 4% half on half, as the benefits of a move to an indirect sales model in the US resulted in falls in staff costs, travel and property costs.

EBITDA

C&W Global – EBITDA	2001		H1		H2		2002	
(excluding Hosting & web services)	£m	%	£m	%	£m	%	£m	%
Gross margin	1,685	43	737	40	709	42	1,446	41
Direct staff costs	(354)		(145)		(124)		(269)	
Direct other operating costs	(278)		(110)		(124)		(234)	
Channel Margin	1,053	27	482	26	461	27	943	27
Indirect staff costs	(304)		(188)		(104)		(292)	
Indirect other operating costs	(404)		(243)		(261)		(504)	
EBITDA	345	9	51	3	96	6	147	4

Staff costs were the largest operating expense representing 16% of revenue. A staff reduction programme reduced headcount by over 8,000 from the peak of 18,600 in December 2000.

Staff numbers fell in all areas of the business, with major reductions in support functions, particularly in Operations. The staff in network design and network build have been significantly reduced, resulting in a £171 million decrease in capitalised costs, as the focus moves away from network build to maintenance and repairs.

Headcount at 31 March was 10,201, excluding the hosting and web services business. Staff costs declined in the second half of the year by £105 million over the first half of the year.

The build out of the US and European network since last year meant an increase in technical maintenance and operating costs in the first half of the year. In the second half, however, supplier contracts were renegotiated and traffic was migrated onto Cable & Wireless' own network as the Global build and expansion programme neared completion.

In the second half of the year, property costs began to fall. Approximately 140 office buildings have been vacated, mainly in the UK, Europe and the US, including three major central London offices. Around the world, 77 offices have been sold.

EBITDA – Hosting & web services

The combined Digital Island, Exodus and Cable & Wireless hosting EBITDA loss was £102 million.

EBITDA losses reduced throughout the year in Digital Island with a substantial increase in content delivery revenue. Hosting revenue has continued to shift from lower margin hosting revenue to higher margin managed hosting revenue.

Exodus' reported EBITDA loss was lower than expected again because of greater customer retention and faster than expected business integration.

Cable & Wireless Regional

The largest businesses within Cable & Wireless Regional are in the Caribbean and Panama. Cable & Wireless Regional also includes operations in Macau, the Middle East, South East Asia and the Pacific, Indian and Atlantic Oceans.

The opportunities for economic growth, presented by advanced technologies such as IP services and the Internet, have encouraged many countries to consider transforming their telecommunications markets by introducing regulated, competitive markets in place of exclusive licences.

Accordingly, since 1998 Cable & Wireless Regional has sought to re-negotiate the terms of its licences with any government that wishes to do so. Cable & Wireless Regional has concluded licence re-negotiations with Bermuda, Jamaica, Macau, and Barbados, and has made good progress in negotiations with the Organisation of Eastern Caribbean States (OECS). Negotiations are underway in many of the remaining markets.

A key regulatory issue in many markets is the need for 'rebalancing' - the removal of cross-subsidies between profitable international services and loss-making domestic services by increasing domestic charges and reducing international rates. There is further impetus to rebalance in the form of external pressure on international settlement rates (reflecting, amongst other things, the FCC's Benchmark Order). Cable & Wireless Jamaica has continued to make progress on price rebalancing during the year.

During the year Cable & Wireless was granted new international facilities-based telecommunications licences in Hong Kong and Singapore. This allows Cable & Wireless Regional to extend Cable & Wireless' global network into these two important Asian centres. The aim of the Hong Kong and Singapore businesses is to build new revenue streams from the business markets in these countries. In addition, Cable & Wireless Global can now deliver an end-to-end service to its corporate customers in these markets over a self-owned network. The facilities in both these markets are now operational and carrying customer traffic.

Revenue

C&W Regional - Revenue	2001 £m	Caribbean £m	Panama £m	Middle East £m	Macau £m	Other £m	2002 £m	Growth %
International	547	327	56	87	38		508	(7)
Domestic	408	250	172	28	21		471	15
Mobile	206	126	25	30	65	4	250	21
IP & Data	106	90	26	12	14		142	34
Other	90	61	17	3	7		88	(2)
Continuing Operations	1,357	854	296	160	145	4	1,459	8
Discontinued Operations	76					7	7	
Total	1,433	854	296	160	145	11	1,466	
Growth %		10	(2)	9	11			

Cable & Wireless Regional increased revenue by 8% in the year. This reflects the continuing success of the business in rebalancing away from international and towards domestic revenue, growth in the mobile and IP and data markets, and the development of new businesses. The revenue growth includes a 2% benefit from the effects of exchange rate movements.

Rebalancing and increased competition led to a 7% fall in international revenue. Falling international tariffs stimulated demand, which led to a 9% growth in traffic volume in the year. International revenue now represents 35% of total continuing revenue, down from 40% last year.

Domestic revenue grew 15% in the year owing to continued rebalancing, growth in fixed line to mobile calls, and increases in payphone and card sales revenue in Panama and the Caribbean. The number of lines in service fell slightly to 1,542,000. Revenue per fixed line grew 17%.

Mobile revenue grew 21%, despite the onset of competition in Jamaica and Macau. Cable & Wireless Regional now has 990,000 mobile subscribers, an overall increase of 17%. The market continues to grow, fuelled by the expansion of the digital network and the continued introduction in some regions of pre-paid services and calling party pays.

IP and data revenue grew 34% as revenue from internet dial up, direct internet access services and leased circuits all increased.

On 17 May 2001, Cable & Wireless Regional disposed of the Mitratel business in Indonesia. The business accounted for £7 million of revenue in the year.

	2001		2002	
EBITDA by geography	£m	%	£m	%
Caribbean	331	43	359	42
Panama	130	43	134	45
Middle East	64	44	74	46
Macau	53	41	58	40
Other	2	-	4	-
EBITDA	580	43	629	43

Gross margins were down 4% to 78% of revenue, principally due to a reduction in gross margins in Jamaica and Macau, as rapid growth in the mobile market increased lower margin handset sales and there was an increase in lower margin fixed to mobile traffic.

Operating costs were down 4% to £506 million as the restructuring program to reduce headcount by 2,500 was largely completed. Further progress has come from a number of e-enablement projects such as an online HR function and a virtual classroom for staff training. Inflationary pressures in some markets and higher technical costs from the expansion of the mobile and data networks continue to exert upward pressure on operating costs.

EBITDA margin was maintained at 43%. The fall in gross margins was offset by the operating cost improvement. In Panama, although revenue fell slightly, costs fell faster, and EBITDA was up on the previous year.

Joint Ventures & Associates

Cable & Wireless Regional has equity holdings giving it significant influence in the operations and management of a number of telecom operators world-wide. These are accounted for as Joint Ventures and Associates.

	2001		2002	
	Share of PBT	Dividends receivable	Share of PBT	Dividends receivable
Continuing Joint Ventures & Associates	£m	£m	£m	£m
TSTT (Trinidad & Tobago)	28	9	34	10
Batelco (Bahrain)	19	15	21	15
MobileOne (Singapore)	9	-	16	-
Other	6	2	6	1
Total	62	26	77	26

Cable & Wireless Optus

On 6 September 2001, the Group disposed of its 53% interest in Cable & Wireless Optus. The results of Cable & Wireless Optus up to this date are included in the accounts for the year ended 31 March 2002.

Cable & Wireless Optus increased its turnover in the period to 6 September 2001 by 3% to £764 million. Operating costs were 1% higher at £567 million and operating profit before exceptional items and amortisation was £58 million.

Ordinary dividend

The Directors have proposed a final dividend of 3.5 pence per Ordinary Share, bringing the total for the year to 16.5 pence per Ordinary Share (including the special dividend of 11.5 pence) - a figure equal to the 2001 dividend. The cost of the final dividend is £83 million.

Buy back programme and Special dividend

At the AGM on 20 July 2001 shareholders passed a special resolution authorising Cable and Wireless plc to make on-market purchases of its own share capital, up to a maximum of 420 million ordinary shares.

The rolling share buy back programme was completed on 28 March 2002. Shares were repurchased at an average price of 262 pence and, under the programme, Cable and Wireless plc returned a total of £1.1 billion to shareholders.

Cable and Wireless plc announced a special dividend and a rolling on-market share buy-back programme at the interim results. The special dividend of 11.5 pence was paid to shareholders in March 2002.

Contacts for Cable & Wireless:

Robert Lerwill, Executive Director, Finance,+44 (0)20 7315 4503
Chris Tyler, Investor Relations, +44 (0)20 7315 4460
Darren Makarem, Investor Relations, +44 (0)20 7315 6225
Valerie Gerard, Investor Relations, +1 646 735 4211
Susan Cottam, Media, +44 (0)20 7315 4410
Peter Eustace, Media, +44 (0)20 7315 4495

Consolidated Profit And Loss Account

for the year ended 31 March

	Continuing operations (including acquisitions) £m	Discontinued operations £m	2002 £m	Continuing operations £m	Discontinued operations £m	2001 £m
Turnover of the Group including its share of joint ventures and associates	5,428	833	6,261	5,568	2,925	8,493
Share of turnover of - joint ventures	(216)	(69)	(285)	(218)	(115)	(333)
- associates	(65)	-	(65)	(60)	(1)	(61)
Group turnover	5,147	764	5,911	5,290	2,809	8,099
Operating costs before depreciation, amortisation and exceptional items	(4,522)	(567)	(5,089)	(4,327)	(1,990)	(6,317)
Exceptional operating costs	(332)	(6)	(338)	-	-	-
EBITDA	293	191	484	963	819	1,782
Depreciation before exceptional items	(945)	(139)	(1,084)	(747)	(388)	(1,135)
Exceptional depreciation	(2,014)	-	(2,014)	(437)	(7)	(444)
Amortisation of goodwill before exceptional items	(561)	(1)	(562)	(461)	(8)	(469)
Exceptional amortisation	(2,007)	-	(2,007)	-	-	-
Total operating costs	(10,381)	(713)	(11,094)	(5,972)	(2,393)	(8,365)
Group operating (loss)/profit	(5,234)	51	(5,183)	(682)	416	(266)
Share of operating profits in joint ventures	51	44	95	56	41	97
Share of operating profits in associates	20	-	20	17		17
Total operating (loss)/profit	(5,163)	95	(5,068)	(609)	457	(152)
Exceptional profits less (losses) on sale and termination of operations	-	1,046	1,046	-	4,311	4,311
Exceptional costs of fundamental reorganisation	-	-	-	(530)	-	(530)
(Losses) less profits on disposal of fixed assets	(10)	3	(7)	12	34	46
Exceptional write down of investments	(3)	(901)	(904)	(43)	-	(43)
(Loss)/profit on ordinary activities before interest	(5,176)	243	(4,933)	(1,170)	4,802	3,632
Net interest and other similar income/(charges)						
- Group (including exceptional finance charges of £nil, 2001 - £110m)			227			[illegible]
- Joint ventures and associates			(12)			[illegible]
Total net interest and other similar income/(charges)			215			-
(Loss)/profit on ordinary activities before taxation			(4,718)			3,632
Tax on (loss)/profit on ordinary activities			(311)			(520)
(Loss)/profit on ordinary activities after taxation			(5,029)			3,112
Equity minority interests			(94)			(258)
(Loss)/profit for the financial year			(5,123)			2,854
Dividends			(427)			(462)
(Loss)/profit for the year retained			(5,550)			2,392
Basic (loss)/earnings per Ordinary Share			(187.4)p			104.5p
Basic (loss)/earnings per Ordinary Share before exceptional items and goodwill amortisation			(5.7)p			15.4p
Diluted (loss)/earnings per Ordinary Share			(187.4)p			103.5p
Dividends per Ordinary Share			16.5p			16.5p

Group balance sheet
at 31 March

	2002 £m	2001 £m
Fixed assets		
Intangible assets	2,900	5,016
Tangible assets	4,697	7,979
Loans to joint ventures and associates	9	49
Interest in net assets of joint ventures	330	315
Investments in associates	78	70
Other investments	209	117
Total fixed asset investments	626	551
	8,223	13,546
Current assets		
Stocks	83	292
Current asset investments	1,155	2,344
Debtors - due within one year	2,404	2,621
- due after more than one year	164	241
Short term deposits	4,063	4,938
Cash at bank and in hand	216	285
	8,085	10,721
Creditors: amounts falling due within one year	4,016	4,636
Net current assets	4,069	6,085
Total assets less current liabilities	12,292	19,631
Creditors: amounts falling due after more than one year	2,031	2,394
Provisions for liabilities and charges	838	854
	2,869	3,248
Net assets	9,423	16,383
Capital and reserves		
Called up share capital	595	700
Share premium account	1,745	1,743
Capital redemption reserve	105	-
Merger reserve	-	3,127
Profit and loss account	6,579	9,682
Equity shareholders' funds	9,024	15,252
Equity minority interests	399	1,131
	9,423	16,383

Group cash flow statement

for the year ended 31 March

	2002	2001
	£m	£m
Net cash inflow from operating activities	119	1,348
Dividends from joint ventures	11	66
Dividends from associates	15	15
	26	81
Returns on investments and servicing of finance		
Interest and similar income received	383	334
Interest paid (including exceptional finance charges of £nil, 2001 - £110m)	(238)	(384)
Net interest element of finance lease rentals paid	(5)	(4)
Dividends paid to minorities	(61)	(262)
Dividends received from preference shares	54	14
Income received from other investments	-	9
	133	(293)
Taxation	(139)	(310)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(1,893)	(3,354)
Purchase of intangible fixed assets	-	(72)
Sale of tangible fixed assets	21	123
Purchase of current asset investments	(608)	(804)
Purchase of investments	(121)	(84)
Sale of investments	900	26
Capital element of finance lease rentals received	-	41
Loans to joint ventures and associates	2	(1)
	(1,699)	(4,125)
Acquisitions and disposals		
Receipts from sales of subsidiary undertakings	2,372	5,311
Purchase of selected assets and business activities of Exodus	(478)	-
Purchase of shareholdings in subsidiary undertakings	(49)	(349)
Payments to acquire investments in joint ventures and associates	-	(30)
	1,845	4,932
Equity dividends paid	(669)	(395)
Management of liquid resources		
Movement in short term investments and fixed deposits (net)	2,586	129
Financing		
Purchase of own shares	(1,107)	-
Issue of ordinary share capital	20	40
Capital element of finance lease rental repayments	(15)	(12)
Other long term debt issued	1,338	746
Long term debt repaid	(785)	(1,718)
	(567)	(944)
Increase in cash in the year	1,635	423

Group statement of total recognised gains and losses
for the year ended 31 March

	2002 £m	2001 £m
(Loss)/profit for the financial year	(5,123)	2,854
Currency translation differences on foreign currency net investments and related borrowings	20	190
Tax (charge)/credit on translation differences taken to reserves	(3)	11
Other	-	4
Total (loss)/gains relating to the financial year	(5,106)	3,059
Prior year adjustment - change in accounting policy for deferred tax	(128)	
Total losses recognised since last annual report	(5,234)	

Reconciliation of movements in equity shareholders' funds
for the year ended 31 March

		2002 £m	2001 £m
(Loss)/profit for the financial year		(5,123)	2,854
Dividends	- interim	(40)	(138)
	- special interim	(304)	-
	- final (proposed)	(83)	(324)
(Loss)/profit for the year carried forward		(5,550)	2,392
Other recognised gains and losses relating to the year		17	205
Purchase of own shares		(1,107)	-
New share capital issued		2	3,359
Goodwill written back		410	1,550
Net (decrease)/increase in equity shareholders' funds		(6,228)	7,506
Opening equity shareholders' funds		15,252	8,096
Prior year adjustment - change in accounting policy for deferred tax		-	(350)
Closing equity shareholders' funds		9,024	15,252

Segmental analysis of Group turnover

for the year ended 31 March

	2002 £m	2001 £m
C&W Global		
US	674	862
UK	2,145	2,365
Europe	298	251
Japan	431	486
	3,548	3,964
Hosting and Web Services		
US	144	-
UK	6	-
Europe	7	-
Japan	10	-
	167	-
C&W Regional		
Caribbean (including Panama)	1,150	1,066
Asia	156	199
Rest of World	160	168
	1,466	1,433
Inter-regional turnover	(34)	(107)
Continuing operations	5,147	5,290
Discontinued operations	764	2,809
Group turnover	5,911	8,099

Segmental analysis of Group operating (loss)/profit

for the year ended 31 March

	Operating (loss)/profit before exceptional items and amortisation of goodwill £m	Exceptional items and amortisation of goodwill £m	Operating (loss)/profit after exceptional items and amortisation of goodwill £m	Non operating items £m	2002 £m	2001 £m
C&W Global	(577)	(4,619)	(5,196)	(25)	(5,221)	(1,585)
Hosting and Web Services	(136)	(103)	(239)	-	(239)	-
C&W Regional	445	(192)	253	4	257	345
Other	(52)	-	(52)	8	(44)	(3)
Discontinued operations	102	(7)	95	148	243	4,802
Joint ventures and associates	71	-	71	-	71	73
(Loss)/profit on ordinary activities before interest and taxation	(147)	(4,921)	(5,068)	135	(4,933)	3,632

Segmental analysis of Group share of turnover and operating profits/(losses) of joint ventures and associates

for the year ended 31 March

	Turnover		Operating profit/(loss)	
	2002	2001	2002	2001
	£m	£m	£m	£m
C&W Global				
Global Services	-	33	(6)	11
C&W Regional				
Caribbean	109	87	35	32
Asia	75	55	17	5
Rest of World	97	103	25	25
Continuing operations	281	278	71	73
Discontinued operations	69	116	44	41
	350	394	115	114

Exceptional items

for the year ended 31 March

	Note	Exceptional items £m	Taxation £m	Minority interest £m	2002 £m	Exceptional items £m	Taxation £m	Minority interest £m	2001 £m
Operating items									
Other operating costs	(i)	(338)	-	3	(335)	-	-	-	-
Fixed asset impairment charge	(ii),(v)	(2,014)	-	28	(1,986)	(444)	-	3	(441)
Goodwill impairment charge	(ii)	(2,007)	-	-	(2,007)	-	-	-	-
		(4,359)	-	31	(4,328)	(444)	-	3	(441)
Non-operating items									
Profits less (losses) on sale and termination of operations	(iii),(vi)	1,046	(228)	7	825	4,311	(373)	8	3,946
Costs of fundamental reorganisation	(vii)	-	-	-	-	(530)	15	17	(498)
Profits less (losses) on disposal of fixed assets	(viii)	-	-	-	-	42	9	(16)	35
Write down of investments	(iv),(ix)	(904)	-	-	(904)	(43)	-	-	(43)
Finance charges	(x)	-	-	-	-	(110)	9	-	(101)
		(4,217)	(228)	38	(4,407)	3,226	(340)	12	2,898

Year ended 31 March 2002

(i) Exceptional items included in other operating costs relate principally to provisions in respect of ongoing obligations associated with businesses withdrawn from and redundant assets (C&W Global £240m, discontinued operations £6m), costs associated with the integration of businesses acquired during the year (Hosting and Web Services £44m) and redundancy and reorganisation costs incurred during the year (C&W Global £48m).

(ii) The Group has carried out a review to determine whether there has been an impairment of its fixed assets and goodwill. The carrying values of fixed assets and goodwill of each of the Group's income generating units have been compared to their recoverable amounts, represented by their value in use to the Group. In accordance with FRS11, the value in use of each of the Group's income generating units has been determined with reference to the Group's five year plan, which has been approved by the Board, using a growth rate of 2.5% in the period beyond the Group's five year plan (based on a nominal increase in GDP for the countries in which the Group operates), and a discount rate of 11%. The resulting charge in C&W Global is £2,007m in respect of goodwill and £1,694m in respect of fixed assets, and in C&W Regional £191m in respect of fixed assets. In addition, £129m of fixed assets relating to C&W Global businesses withdrawn from service were written off at the half year.

(iii) The Group disposed of its interest in Cable & Wireless Optus to Singapore Telecommunications Limited ('SingTel') on 6 September 2001 for a gain of £1,046m and is included as part of discontinued operations. The consideration received included shares and bonds issued by SingTel which have been converted into cash.

(iv) Current asset investments held in ntl Incorporated ('ntl') and CMGI Inc. have been written down to nil value and the investment in Pacific Century Cyberworks Ltd ('PCCW') written down to estimated realisable value (C&W Global £3m, discontinued operations £901m).

Year ended 31 March 2001

(v) Implementation of the Group's strategy based on IP affected the useful life and carrying value of certain network assets employed in its switched circuit voice business. An assessment of the value, based on a discount rate of 9.5%, resulted in an impairment charge to these assets of £444m (C&W Global £437m, discontinued operations £7m).

(vi) The Group disposed of its interests in Cable & Wireless HKT and ConsumerCo to PCCW and ntl for a gain of £3,594m and £586m respectively. The consideration received in respect of both transactions included cash and shares in the acquirer which under the terms of the sale and purchase agreements, the Group was required to retain for various periods. These are disclosed as part of discontinued operations. The gain primarily includes the subsequent partial sales of the PCCW (profit of £600m) and ntl (loss of £25m) shares, less the reduction in market value of the retained shares below their book values (£449m).

(vii) The Group effected the transformation of its activities from an integrated model offering a total range of services to consumer and business customers structured on geographic lines to one focussing on the provision of global IP solutions to business customers. The costs directly associated with this reorganisation and restructuring amounted to £530m (C&W Global £451m, C&W Regional £66m, Other £13m) and included announced redundancies, retraining, recruitment and relocation (£265m) and property, product and systems rationalisation (£208m).

(viii) Related to the sale of mobile telephone transmission towers in Australia and properties in the United Kingdom and is included as part of discontinued operations.

(ix) Related to the write down of certain fixed asset investments to reflect identified impairments (C&W Global £24m, C&W Regional £9m, Other £10m).

(x) Related to penalties incurred on the early redemption of CWC's sterling and US dollar denominated bonds as part of the restructuring of its operations during the sale process.

Reconciliation of operating loss to net cash inflow from operating activities

for the year ended 31 March

	2002 £m	2001 £m
Operating loss	(5,183)	(266)
Add back non-cash items:		
Depreciation and amortisation	1,646	1,604
Exceptional non-cash items	4,021	444
Other non-cash items	157	35
Increase in stocks	(17)	(111)
Increase in debtors	(211)	(531)
(Decrease)/increase in creditors	(123)	399
Fundamental reorganisation costs	(132)	(186)
Net cash outflow in respect of provisions	(39)	(40)
Net cash inflow from operating activities	119	1,348

Reconciliation of net cash flow to movement in net funds/(debt)

for the year ended 31 March

	2002 £m	2001 £m
Increase in cash in the year	1,635	423
Cash (inflow)/outflow resulting from (increase)/decrease in debt and lease financing	(538)	984
Cash inflow resulting from decrease in liquid resources	(2,586)	(129)
(Decrease)/increase in net debt resulting from cash flows	(1,489)	1,278
Conversion of unsecured load stock	-	37
Borrowings of businesses acquired and disposed	1,239	2,044
Translation and other differences	(22)	190
Movement in net debt in the year	(272)	3,549
Net funds/(debt) at 1 April	2,292	(1,257)
Net funds at 31 March	2,020	2,292

Analysis of changes in net funds/(debt)

	At 1 April 2001 £m	Cash flow £m	Acquisitions and disposals (excluding cash) £m	Exchange movements £m	At 31 March 2002 £m
Cash at bank and in hand	285	(75)	-	6	216
Short term deposits repayable on demand	530	1,703	-	7	2,240
Bank overdrafts	(18)	7	-	-	(11)
	797	1,635	-	13	2,445
Liquid resources	4,408	(2,586)	-	1	1,823
Debt due within 1 year	(549)	322	6	(5)	(226)
Debt due after 1 year	(2,364)	(860)	1,233	(31)	(2,022)
Total debt	(2,913)	(538)	1,239	(36)	(2,248)
Total net funds	2,292	(1,489)	1,239	(22)	2,020

US GAAP

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles (GAAP) in the United Kingdom which differ in certain material respects from US GAAP. The significant differences relate principally to the following items and the adjustments necessary to present net income and shareholders' equity in accordance with US GAAP are shown below.

Reconciliation of UK/US GAAP - net income

for the year ended 31 March

	2002 £m	2001 restated** £m
Net (loss)/income as reported under UK GAAP	(5,123)	2,854
US GAAP adjustments:		
Amortisation and impairment of goodwill and other intangible assets	(242)	51
Customer acquisition costs	16	7
Restructuring costs	(69)	69
Derivative and hedge accounting	64	1
Partial depreciation	(3)	6
Capitalisation of interest	(28)	(80)
Deferred tax - full provision	(27)	(62)
- tax effect of reconciling items	(2)	147
Marketable securities	(126)	(4,618)
Pension costs	(15)	(19)
Gain on sale of subsidiary	33	4,487
Capacity sales	(77)	(213)
Stock based compensation	(26)	(3)
Other	(10)	(10)
Minority interest on reconciling items	21	100
Net (loss)/income under US GAAP before cumulative effect of change in accounting principle	(5,614)	2,717
Cumulative effect of change in accounting principle, net of tax of £2m	8	-
Net (loss)/income under US GAAP	(5,606)	2,717
(Loss)/earnings (before cumulative effect of change in accounting principle) per share under US GAAP		
- Basic	(205.4)p	99.5p
- Diluted	(205.4)p	98.5p
(Loss)/earnings (after cumulative effect of change in accounting principle) per share under US GAAP		
- Basic	(205.1)p	99.5p
- Diluted	(205.1)p	98.5p
(Loss)/earnings (before cumulative effect of change in accounting principle) per ADR under US GAAP*		
- Basic	(616.1)p	298.5p
- Diluted	(616.1)p	295.5p
(Loss)/earnings (after cumulative effect of change in accounting principle) per ADR under US GAAP		
- Basic	(615.3)p	298.5p
- Diluted	(615.3)p	295.5p

* Computed on the basis that one ADR represents three Ordinary Shares.

** UK net income has been restated to reflect adoption of FRS 19 'Deferred Tax'.

Reconciliation of UK/US GAAP - shareholders' equity

for the year ended 31 March

	2002 £m	2001 £m
Shareholders' equity as reported under UK GAAP	9,024	15,252
US GAAP adjustments:		
Goodwill and other intangible assets	284	1,292
Customer acquisition costs	(8)	(60)
Restructuring costs	-	69
Derivative and hedge accounting	60	2
Partial depreciation	-	(74)
Capitalisation of interest	22	100
Deferred tax - full provision	(58)	(567)
- tax effect of reconciling items	15	15
Loss on marketable securities	(2)	(153)
Pension costs	(36)	(20)
Gain on sale of subsidiary	-	153
ESOP shares	(123)	(38)
Proposed final dividend	83	324
Capacity sales	(259)	(288)
Stock based compensation	(14)	(8)
Other	(15)	(13)
Minority interest on reconciling items	22	204
Shareholders' equity under US GAAP	8,995	16,190

Additional information for US investors

The recommended final dividend will be payable in cash on 13 September 2002 to American Depositary Receipt (ADR) holders who are registered with Citibank, N.A. as of 19 July 2002. Additional information and specific enquiries concerning Cable & Wireless ADRs should be addressed to Citibank, N.A., American Depositary Receipts, 111 Wall Street, New York, NY 10043, USA, (Telephone: Shareholder Services - 001-800-422-2066).

Dividend and Annual General Meeting

These financial statements are not the full financial statements for the Group. The abridged profit and loss account and balance sheet for the year to 31 March 2001 is an extract from the full accounts for that year which have been delivered to the Registrar of Companies; the report of the auditors on those accounts was unqualified. The full financial statements for this year, on which the Auditors have reported without qualification, have not yet been delivered to the Registrar of Companies. A full copy of the financial statements or the Annual Review will be mailed to shareholders on 12 June 2002 and can be obtained thereafter from K.K. Claydon, Company Secretary, at 124 Theobalds Road, London WC1X 8RX.

The recommended final dividend will be paid on 2 September 2002 to shareholders on the register at 19 July 2002. A Dividend Reinvestment Plan (the Plan) will be in operation for the final dividend enabling shareholders to reinvest cash dividends into Ordinary Shares of the Company.

Forward looking statements

This press release includes certain statement that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements include risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Cable and Wireless' ability to control or estimate precisely, such as future market conditions, currency fluctuation, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in Cable & Wireless' reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release. Cable & Wireless is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this press release or unforeseen events.

If you have any enquiries as a UK shareholder, please call the Company Secretary's Office on 020 7315 4000. US shareholders should call Citibank, N.A. on 001-800-422-2066.

The Annual General Meeting will be held at 11:00am on 12 July 2002.

Exhibit 6

15 May 2002

Cable and Wireless plc - Notification of Directors' Interests in Shares

Cable and Wireless plc advises that on 14 May 2002, the following Directors of the Company ceased to hold any interest in contingent awards of shares under the Performance Share Plan awarded on 1 April 1999 as a result of the performance measure failing to be achieved:-

Director	Contingent award of shares deemed to lapse
Graham Wallace	89,847
Robert Lerwill	42,998
Don Reed	35,297

Exhibit 7

16 May 2002

Interests in the Ordinary Shares of Cable and Wireless plc

Following the appointment of Mr Adrian Chamberlain as Director of Cable and Wireless plc announced on 15 May 2002, the Company confirms the following interests in the Ordinary Shares of the Company held by Mr Adrian Chamberlain :-

1,374 Ordinary Shares

25,000 share options under the Cable & Wireless Senior Employee Share Option Scheme ("C&W SESOS") at an exercise price of 420.5 pence per share exercisable from 3 July 1999 to 2 July 2003.

49,000 share options under the C&W SESOS at an exercise price of 553.3 pence per share exercisable from 13 June 2000 to 12 June 2004.

16,294 share options under the C&W SESOS at an exercise price of 982 pence per share exercisable from 22 December 2002 to 21 December 2006.

9,832 share options under the C&W SESOS at an exercise price of 966.2 pence per share exercisable from 25 May 2003 to 24 May 2007.

3,054 share options under the Cable & Wireless Revenue Approved Share Option Scheme ("C&W RESOS") at an exercise price of 982 pence per share exercisable from 22 December 2002 to 21 December 2009.

1 share option under the C&W RESOS at an exercise price of 966.2 pence per share exercisable from 25 May 2003 to 24 May 2010.

176,471 Unapproved Share Options under the Share Option Plan at an exercise price of 340 pence per share exercisable from 27 July 2004 to 26 July 2008.

2,295 share options under the Cable & Wireless Save As You Earn Share Option Scheme ("C&W SAYE") at an exercise price of 558.64 pence per share exercisable from 1 March 2004 to 31 August 2004.

410 share options under the C&W SAYE at an exercise price of 985.92 pence per share exercisable from 1 September 2005 to 28 February 2006.

7,474 contingent shares under the Cable & Wireless Performance Share Plan vesting on 31 March 2003.

58,824 contingent shares under the Cable & Wireless Performance Share Plan vesting on 26 July 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CABLE AND WIRELESS PUBLIC LIMITED COMPANY

By: ______________________________

Assistant Company Secretary

Dated: 5/17/02

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